EXHIBIT 77C

FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME FUND
INCORPORATED
(the "Fund")

Meeting of Shareholders

On April 15, 2011, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the following purpose: Election of Director of the Fund. The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Director.

    Name          For           Withheld
    David Gale    37,764,112    762,088



Donald F. Crumrine, Morgan Gust, Karen H. Hogan and
Robert F. Wulf continue to serve in their capacities as Directors of the Fund.